Mail Stop 0407

      March 11, 2005

Via U.S. Mail and Fax (949) 932-3601
Gregory A. Miner, CEO and CFO
Iteris, Inc.
1515 South Manchester Avenue
Anaheim, CA 92802

	RE:	Iteris, Inc.
		Registration Statement on Form S-3
		Filed January 10, 2005
		File No. 333-121942

		Form 8-K filed October 12, 2004
		File No. 0-10605

Dear Mr. Miner:

      We have reviewed your response letter dated February 25,
2005
and have the following comment. Please be as detailed as necessary in your response. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note your response to our prior comment 3. Please provide a list of adjusting journal entries made prior to filing the Form 10-K for the year ended March 31, 2004, as referenced on page 1 of Ernst &
Young`s 2004 Management Letter. Upon review of your response, we may have further comment regarding your response to our prior comment no.
1.










*	*	*	*

   Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact O. Nicole Holden, Staff Accountant, at (202)
824-
5265 or Kyle Moffatt, Accountant Branch Chief, at (202) 942-1990 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at
(202) 824-5526, or me at (202) 942-1797 with any other questions.

							Sincerely,


							Michele M. Anderson
							Legal Branch Chief

































cc:	Joo Ryu Kang
	Dorsey & Whitney LLP
	Via Fax: (949) 932-3601
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Iteris, Inc.
March 11, 2005
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